Infrared Cameras Holdings, Inc.

2105 West Cardinal Drive

Beaumont, Texas 77705

December 19, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporate Finance

Washington, DC 20549

Re:	Infrared Cameras Holdings, Inc
Registration Statement on Form S-1
File No. 333- 275521

Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, Infrared Cameras Holdings, Inc. a Delaware corporation (formerly known as SportsMap Tech Acquisition Corp., the “Company”), hereby respectfully requests that the effective date for the Registration Statement referred to above be accelerated so that it will be declared effective at 4:00 P.M. (Eastern Time) on December 19, 2023, or as soon thereafter as possible on such date.

Very truly yours,

Infrared Cameras Holdings, Inc.

By:	/s/ Peter Baird
Name: Peter Baird
Title: Chief Financial Officer